UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								April 26, 2006

Via Facsimile (011 3120 628 7837) and US Mail

R.W.J. Groenink
Chairman of the Managing Board
ABN Amro Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

	Re:	ABN Amro Holding N.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      Response Letter Dated February 27, 2006
 		File No. 1-14624

Dear Mr. Groenink:

      We have reviewed your response letter dated February 27,
2006
and have the following comments. After reviewing this information, we may raise additional comments.

General

1. We note your statement in response to prior comment one that you no longer have a physical presence in Iran, and the inference that, as a general matter, you no longer actively pursue business opportunities there. We note also the representation that you participate in Iran-related correspondent banking relationships, funds transfers and other banking activities that can occur from time to time. Please describe for us more fully the nature and scope of the Iran-related activities you have ceased or curtailed, and the nature and scope of your continuing contacts with Iran. Address specifically whether your ongoing contacts involve, or may involve, transfers of funds to, or financings benefiting, the government of Iran or Iranian government-controlled entities and, to the extent known or estimable, the approximate dollar amount of any such funds transfers or financings. Describe any operations policies regarding participation in transactions involving the government of Iran or Iranian government-controlled entities.

2. We note the disclosure on page 43 of your Form 20-F filed on April
3, 2006 that US dollar payments were made between 1997 and 2004 from and to Iran, and that you have found no evidence so far of any terrorist connection with the transactions at issue. To provide context for this disclosure in future filings in which it appears, please describe in those filings the nature and extent of your Iranian operations or contacts, including whether your policies governing your non-U.S. operations permit funds transfers and other transactions to and from Iran.
3. We note your response to prior comment two and the statement that there is clearly no quantitative materiality at issue. Please advise us of the approximate dollar amount of revenues, assets and exposures associated with Iran and Iranian entities currently and during fiscal
2003, 2004 and 2005. Advise us of any such dollar amounts associated with transactions involving the Iranian government or government-controlled entities, and the nature of any such transactions.
Your
quantitative analysis also should take into account the indirect costs associated with your Iranian contacts, including added costs of any internal and independent investigations, civil penalties, and added costs of compliance measures relating to Iran.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
R.W.J. Groenink
ABN Amro Holding N.V.
April 26, 2006
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